Exhibit 23.1

Board of Directors and Shareholders of

Energys Group Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 25, 2023 in the draft Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-                  ) with respect to the consolidated balance sheets of Energys Group Limited and its subsidiaries (collectively the “Company”) as of June 30, 2021 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the draft Registration Statement.

San Mateo, California	WWC, P.C.
August 7, 2023	Certified Public Accountants
PCAOB ID No.1171